

October 3, 2012

Via E-mail:
Mr. Shawn E. Endsley
Chief Financial Officer
USA Mobility Inc.
6850 Versar Center, Suite 420
Springfield, Virginia 22151-4148

> **Re: USA Mobility Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-32358**

Dear Mr. Endsley:

We have reviewed your response letter dated September 19, 2012 and your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Revenue Recognition, page F-11

1. We note your response to comment four from our letter dated August 29, 2012. It is unclear why you stated in your response that there is no VSOE for your software license. In this regard, we note your disclosure on page 6 of your Form 10-K that the average size for a new sale of a software product is approximately $140,000, with the sale of additional modules or software upgrades estimated at $50,000. Tell us how you account for customer upgrade rights in your software arrangements. In order that we may better understand your response, please provide us an illustrative example of a typical multiple-element software arrangement and your basis for allocating revenue to delivered and undelivered elements.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director